UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NUVOLA, INC.
(Exact Name of Registrant as Specified in its Charter)

Nevada	000-55212	90-1031365
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8800 North Gainey Drive, Suite 270 Scottsdale, Arizona 85258
(Address of principal executive office)

(480) 275-7572
(Registrant’s telephone number)

December 18, 2015

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

December 18, 2015

This Information Statement is being provided for informational purposes only.  No vote or other action of the stockholders of Nuvola, Inc. is required in connection with this Information Statement.  No proxies are being solicited and you are requested not to send us a proxy.

INTRODUCTION

This Information Statement is being mailed on or about December 18, 2015, to the holders of record at the close of business on December 17, 2015 of the outstanding shares of our common stock, par value $0.001 per share, in connection with the transaction described below, which will result in a change in control and a change in the composition of our Board of Directors.

Please read this Information Statement carefully.  This Information Statement describes the terms of the proposed change in control transaction and contains certain biographical and other information about the executive officers and directors to be appointed after the completion of the transaction.

PROPOSED CHANGE IN CONTROL TRANSACTION

We intend to enter into an Agreement and Plan of Merger, or Merger Agreement, with Nuvola Merger Sub, LLC, a Nevada limited liability company and a wholly owned subsidiary of our company, or NMS, and Modern Round, L.L.C., a Nevada limited liability company, or Modern Round.  Pursuant to the Merger Agreement, NMS will merge with and into Modern Round and Modern Round will continue as the surviving entity and a wholly owned subsidiary of our company.

In addition, the Merger Agreement contemplates that (i) all issued and outstanding units of Modern Round will be exchanged based on a conversion ratio, or the Conversion Ratio, for newly issued shares of our common stock such that following the closing of the transaction the former members of Modern Round will own 96.5% of the issued and outstanding shares of our common stock; (ii) each outstanding option and warrant to purchase units of Modern Round will be converted into an option or warrant, as the case may be, to acquire shares of our common stock using the Conversion Ratio; (iii) each outstanding convertible note will be converted into a convertible note for the same principal amount, which will be convertible into shares of Nuvola common stock; (iv) new directors will be appointed to our Board of Directors; and (v) a new President and Chief Operating Officer and a new Vice President, Secretary, and Chief Financial Officer of our company will be appointed.  The issuance of the shares of our common stock to Modern Round members will be issued in reliance upon an exemption from registration afforded under Section 4(a)(2) of the Securities Act of 1933, as amended, for transactions not involving a public offering and in reliance upon exemptions form registration under applicable state securities laws.

Upon the consummation of the transactions contemplated by the Merger Agreement, our two current directors, Jeffrey I. Rassàs and Robertson J. Orr, will resign and new directors will be appointed to our Board of Directors.  Barry M. Monheit and Mitchell A. Saltz will become directors of our company.

Also upon the consummation of the transactions contemplated by the Merger Agreement, William R. Scheidhauer will become President and Chief Operating Officer and Ronald L. Miller, Jr. will become Vice President, Secretary, and Chief Financial Officer of our company.

VOTING SECURITIES

As of December 17, 2015, there were 776,453 shares of our common stock issued and outstanding.  Each stockholder is entitled to one vote per share of common stock held by such stockholder.  Our common stock is the only class of voting securities of our company currently outstanding.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information regarding the directors and executive officers who will be appointed as a result of the transactions contemplated by the Merger Agreement.

Name	Age	Position
Mitchell A. Saltz	63	Chairman of the Board
Barry M. Monheit	69	Vice Chairman of the Board
William R. Scheidhauer	48	President and Chief Operating Officer
Ronald L. Miller, Jr.	51	Vice President, Secretary, and Chief Financial Officer

Mitchell A. Saltz has been a principal of Modern Round since February 2014.  Mr. Saltz has served since October 2012 as Chairman of the Board of Quest Resource Holding Corporation, or Quest, a provider of management programs to reuse, recycle, and dispose of a wide variety of waste streams and recyclables and whose stock is listed on the Nasdaq Capital Market. Mr. Saltz served as Chairman of the Board and co-founder of one of Quest’s predecessors, Earth911, Inc., or Earth911, from its inception until October 2012. Mr. Saltz has served as a director of Smith & Wesson Holding Corporation, a manufacturer of firearms, whose stock is listed on Nasdaq Global Select Market, since October 1998 and previously served as its Chairman of the Board and Chief Executive Officer from February 1998 through December 2003. Mr. Saltz has served as the Chairman and Managing Partner of Southwest Capital Partners, LLC, an investment banking firm, since 2009. Mr. Saltz founded SafT-Hammer in 1987, which developed and marketed firearm safety and security products designed to prevent the unauthorized access to firearms, which acquired Smith & Wesson Corp. from Tomkins, PLC in May 2001 and changed its name to Smith & Wesson Holding Corporation. We believe Mr. Saltz’s history as a founder of Modern Round and his financial, investment, and management experience provide the requisite qualifications, skills, perspectives, and experience that make him well qualified to serve on our Board of Directors following the closing of the change in control transaction.

Barry M. Monheit has been a principal of Modern Round since February 2014.  Mr. Monheit also has served as a director of Quest since October 2012. Mr. Monheit served as the President and Chief Executive Officer of Quest from October 2012 until July 2013 and as President, Chief Executive Officer, and director of one of Quest’s predecessors, Earth91l, from June 2011 until July 2013. Mr. Monheit has served as a director of Smith & Wesson Holding Corporation, a publicly held manufacturer of firearms, since February 2004 and as Chairman since October 2004. Mr. Monheit served as a financial and operational consultant from April 2010 until June 2011. From May 2009 until April 2010, Mr. Monheit was a Senior Managing Director of FTI Palladium Partners, a financial consulting division of FTI Consulting, Inc., a New York Stock Exchange-listed global advisory firm dedicated to helping organizations protect and enhance enterprise value in an increasingly complex legal, regulatory, and economic environment. Mr. Monheit was a consultant focusing on financial and operational issues in the corporate restructuring field from January 2005 until May 2009. From July 1992 until January 2005, Mr. Monheit was associated in various capacities with FTI Consulting, Inc., a business advisory firm that provides multidisciplinary solutions to complex challenges and opportunities, serving as the President of its Financial Consulting Division from May 1999 through November 2001. Mr. Monheit was a partner with Arthur Andersen & Co. from August 1988 until July 1992, serving as partner-in-charge of its New York Consulting Division and partner-in-charge of its U.S. Bankruptcy and Reorganization Practice. We believe Mr. Monheit’s history as a principal of Modern Round, his intimate knowledge and experience with all aspects of the operations, opportunities, and challenges of Modern Round, his extensive experience in financial and operational consulting gained as an executive of major restructuring firms, and his executive experience with major companies provide the requisite qualifications, skills, perspectives, and experience that make him well qualified to serve on our Board of Directors following the closing of the change in control transaction.

William R. Scheidhauer has served as President and Chief Operating Officer of Modern Round since June 2015.  Prior to joining Modern Round, Mr. Scheidhauer served from July 2014 to May 2015 as Chief Operating Officer of Frank Entertainment Group, which operates entertainment locations that mix theaters, bowling, food, and beverage.  Mr. Scheidhauer was the Chief Operating Officer of IPic Entertainment, an operator of upscale movie theaters, from July 2008 to July 2014.  He was the Chief Operating Officer of Lucky Strike Lanes, an operator of bowling lanes, from June 2003 to July 2007.  Mr. Scheidhauer held various executive positions with Jillian’s Entertainment from 1998 to 2003.

Ronald L. Miller, Jr. has been a principal of Modern Round since February 2014 and has served as Chief Financial Officer of Modern Round since April 2015. Mr. Miller also has served as a director and Chairman of the Audit Committee of Quest since October 2012. He served as a director of one of Quest’s predecessors from July 2010 to October 2012. Mr. Miller is a director and Chairman of the Audit Committee of Airware Labs Corp., a provider of products that improve breathing, safety, and overall wellness. Mr. Miller served as the Chief Executive Officer of Southwest Capital Partners, LLC, an investment banking firm from September 2009 to March 2015. He served as a Managing Director of CKS Securities LLC, an investment banking firm, from February 2010 to December 2011. Mr. Miller served as Vice Chairman of Miller Capital Markets, LLC, a Scottsdale, Arizona headquartered boutique investment banking firm from May 2009 to August 2009.

He served as Chief Executive Officer of Alare Capital Partners, LLC, a Scottsdale-based investment banking and strategic advisory firm, from September 2007 to May 2009. From 2001 to 2005, Mr. Miller served as a Managing Director of The Seidler Companies Incorporated, an investment banking firm and member of the NYSE. Mr. Miller served from 1998 to 2001 as a Senior Vice President and was instrumental in the opening of the Phoenix, Arizona office of Wells Fargo Van Kasper. From 1994 to 1998, Mr. Miller served as Senior Vice President of Imperial Capital, and from 1993 to 1994, was associated with the Corporate Finance Department of Ernst & Young. Mr. Miller began his career in the M&A department of PaineWebber, Inc.

CORPORATE GOVERNANCE

Director Independence

Our Board of Directors has determined, after considering all of the relevant facts and circumstances, that our current Board of Directors has no independent directors, as “independence” is defined by the rules of the New York Stock Exchange and the American Stock Exchange.

Board Committees

We currently do not have standing audit, nominating, or compensation committees of the Board of Directors or committees performing similar functions.  Until committees are authorized and established by the Board of Directors, our entire Board of Directors will perform the same functions as the audit, nominating, and compensation committees.

Board Leadership Structure

We currently have not adopted corporate governance guidelines or any other form of governance documents that require specific governance features.  We believe that an effective board leadership structure can depend on the experience, skills, and personal interaction between persons in leadership roles as well as the needs of our company at any point in time.

Board’s Role in Risk Oversight

Risk is inherent in every business. As is the case in virtually all businesses, we face a number of risks, including operational, economic, financial, legal, regulatory, and competitive risks.  Our management is responsible for the day-to-day management of the risks we face.  Our Board of Directors, as a whole, has responsibility for the oversight of risk management.

In its oversight role, our Board of Directors’ involvement in our business strategy and strategic plans plays a key role in its oversight of risk management, its assessment of management’s risk appetite, and its determination of the appropriate level of enterprise risk.  Our Board of Directors currently receives updates from senior management and periodically from outside advisors regarding the various risks we face, including operational, economic, financial, legal, regulatory, and competitive risks.  Our Board of Directors also reviews the various risks we identify in our filings with the Securities and Exchange Commission, or the SEC, as well as risks relating to various specific developments, such as acquisitions, debt and equity placements, and new service offerings.

Board and Committee Meetings

Our current Board of Directors held a total of four meetings during the fiscal year ended December 31, 2014 and have not held any meetings through December 17, 2015.  Of our current directors, no director attended fewer than 75% of the aggregate total of (i) the total number of meetings of our Board of Directors.  There are currently no standing committees of our Board of Directors.

Annual Meeting Attendance

We encourage each of our current directors to attend each annual meeting of stockholders.  We did not hold an annual meeting of stockholders during the fiscal year ended December 31, 2014, as we remained a wholly owned subsidiary of Bollente Companies, Inc., or Bollente, until November 24, 2014.

Communication with Directors

Stockholders and other interested parties may communicate with our current Board of Directors or specific members of our Board of Directors by submitting a letter addressed to the Board of Directors of Nuvola, Inc. c/o any specified individual director or directors at the address of our executive officers set forth elsewhere in this Information Statement.  Any such letters are sent to the indicated directors.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth, for the fiscal years ended December 31, 2014 and December 31, 2013, information with respect to compensation for services to us earned by our sole executive officer.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	All Other Compensation	Total
Jeffrey I. Rassàs, President,	2014	-	-	-	-	-	$0
Secretary, and Treasurer	2013	-	-	-	-	-	$0

Outstanding Equity Awards at Fiscal Year-End 2014

The following table provides information regarding outstanding equity awards held by our executive officers as of December 31, 2014.

	Option Awards						Stock Awards
	Number of Securities Underlying Unexercised Options		Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised, Unearned Options	Option Exercise Price	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested

Name	Grant Date	Exercisable
Jeffrey I. Rassàs	-	-	-	-	-	-	-	-
President, Secretary,
and Treasurer

Employment Agreements

As of the date hereof, we have not entered into employment agreements with any of our named executive officers.

Severance Agreements

As of the date hereof, we have not entered into severance agreements with any of our named executive officers.

Equity Compensation Plans

We currently do not have any equity compensation plans.

DIRECTOR COMPENSATION

We currently do not pay our non-employee directors for their service on our Board of Directors.  For the fiscal year ended December 31, 2014, the non-employee directors of our company received the compensation in the table below.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Robertson J. Orr	-	-	-	-	-	-	$0

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We do not have a standing compensation committee or audit committee.  Our Board of Directors reviews and approves all related party transactions, including any contracts or other transactions with current or former executive officers of our company, including consulting arrangements, employment agreements, change in control agreements, termination arrangements, and loans to employees made or guaranteed by our company.

Our company utilizes the office space of Bollente, our former parent company, for no charge.

As of September 30, 2015, we have loaned to Bollente an aggregate principal amount of $171,800 pursuant to an oral agreement.  The loan bears an interest rate of 0% per annum and is not secured by any assets of Bollente.  The loan is due and payable upon the request of our company.

As of September 30, 2015, Bollente has loaned to our company an aggregate principal amount of $76,793 pursuant to an oral agreement.  The loan bears an interest rate of 0% per annum and is not secured by any assets of our company.  The loan is due and payable upon the request of Bollente.

On May 1, 2014, we entered into a Software Services License Agreement with Bollente, pursuant to which we granted Bollente a non-exclusive, non-transferable license to use our cloud diagnostic software, database, and source code relating to certain of our trutankless® model water heaters.  The initial term of the agreement was one year, which expired on May 1, 2015, but automatically continued thereafter until terminated by written agreement of both parties.  On December 16, 2015, we sold to Bollente the intellectual property subject to the license and terminated the Software Services License Agreement.  During the term of the agreement, Bollente paid us between $3,100 and $5,800 per month depending upon the number of units sold.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of December 17, 2015, prior to the change in control transaction, for (i) each person known by us to be a beneficial owner of 5% or more of any class of our voting securities; (ii) each named executive officer and director; and (iii) all directors and executive officers as a group.  As of December 17, 2015, we had 776,453 shares of common stock issued and outstanding.

For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of stock that such person has the right to acquire within 60 days of December 17, 2015.  For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within 60 days of December 17, 2015 is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.  The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership.  Unless otherwise identified, the address of our directors and officers is c/o Nuvola, Inc. 8800 North Gainey Drive, Suite 270, Scottsdale, Arizona 85258.

	Common Stock
Name of Beneficial Owner	Number	% of Total

Named Executive Officers and Directors:
Jeffrey I. Rassàs	25,000 (1)	3.2%
Robertson J. Orr	28,316	3.6%
All executive officers and directors as a group (two persons)	53,316 (2)	6.9%

5% Stockholders
Jim Burns and Lynn Burns JT TEN	55,000 (3)	7.1%

* Less than 1%.

(1)           Consists of 25,000 shares of common stock held by Hayjour Family LP.  Mr. Rassàs is a general partner of Hayjour Family LP.

(2)           Includes 25,000 shares of common stock held by Hayjour Family LP.  Mr. Rassàs is a general partner of Hayjour Family LP.

(3)           The address of Jim Burns & Lynn Burns JT TEN is 146101 W. Meadow Lane, Maricopa, Arizona 85319.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Since none of our securities were registered pursuant to Section 12(b) or 12(g) of the Exchange Act until September 23, 2015, our officers and directors and persons who own more than 10% of our common stock were not required to file Section 16(a) beneficial ownership reports as of the most recent fiscal year ended December 31, 2014.

LEGAL PROCEEDINGS

We may be subject to legal proceedings in the ordinary course of business.  As of the date hereof, we are not aware of any legal proceedings, including legal proceedings involving our directors and executive officers, to which we are a party that we believe could have a material adverse effect on us.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC.  Such reports and other information filed by us may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington DC 20549.  The SEC also maintains an internet site that contains reports, proxy statements, and other information about issuers, like us, who file electronically with the SEC.  The address of the SEC’s website is http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 18, 2015                                                                           NUVOLA, INC.

By:/s/ Jeffrey I. Rassas
Name:  Jeffrey I. Rassàs
Title:    President, Secretary, and Treasurer